IRSA Propiedades Comerciales S.A.

Moreno 877, 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

October 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: IRSA Propiedades Comerciales S.A. Registration Statement on Form F-3 (File No. 333-220896)

Ladies and Gentlemen:

IRSA Propiedades Comerciales S.A. is filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page (following the calculation of the registration fee) of the Registration Statement on Form F-3 (File No. 333-220896), filed by IRSA Propiedades Comerciales S.A. on October 10, 2017:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact David Williams or Jaime Mercado at Simpson Thacher & Bartlett LLP at 212 455-2000.

Kind regards,

/s/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

[Signature Page to Delaying Amendment]